

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Ms. Gina Vascsinec
Vice President and Controller
Hawker Beechcraft Acquisition Company, LLC
10511 East Central
Wichita, Kansas 67206

  Re: Hawker Beechcraft Acquisition Company, LLC
     Form 10-K for the year ended December 31, 2009
     File No. 333-147828

Dear Ms. Vascsinec:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       David R. Humphrey
       Branch Chief